John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

January 3, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street NE

Washington, DC 20549

Re:	Mega Matrix Inc.

Registration Statement on Form F-3

Filed December 11, 2024

File No. 333-283739

Dear Sir/Madam:

On behalf of Mega Matrix Inc. (the “Company”), we are responding to the Staff’s comment letter dated December 30, 2024, related to the above referenced Registration Statement on Form F-3.

For ease of reference, we have copied the Staff’s comment in italics as indicated below with the Company’s response.

Registration Statement on Form F-3

General

1. We note that you are registering the offer and sale of debt securities. Please file a form of indenture as an exhibit to the registration statement. Refer to Questions 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations. Additionally, please either file a Form T-1 or, if you are relying on Section 305(b)(2) of the Trust Indenture Act, annotate the exhibit index to indicate such intention and include the undertaking contained in Item 512(j) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Trust Indenture Act of 1939 (“TIA”) will not impact the issuance of the debt securities registered under this registration statement. As disclosed on page 37 in the “Description of Debt Securities” section, the Company has specified that, in no case, shall the amount of debt securities issued under an indenture exceed an aggregate principal amount outstanding of $10,000,000 at any one time during a 36-month period. Accordingly, such securities are exempt from registration under Section 304(a)(9) of the TIA and Rule 4a-3 promulgated thereunder.

Additionally, on page 37, the Company has disclosed that, if required to register a trust indenture under the TIA, it will not proceed with the financing under this registration statement. Therefore, no trust indenture is required to be filed, and the requirements of the TIA, including filing Form T-1 or complying with Item 512(j) of Regulation S-K, do not apply to this offering.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

January 3, 2025

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

JPY:dh

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com